Sierra Wireless Reports Fourth Quarter and Full Year 2016 Results

VANCOUVER, BRITISH COLUMBIA - February 9, 2017 - Sierra Wireless, Inc. (NASDAQ: SWIR) (TSX: SW) today reported results for its fourth quarter and full year, ending December 31, 2016. All results are reported in U.S. dollars and are prepared in accordance with United States generally accepted accounting principles (GAAP), except as otherwise indicated below.

“In the fourth quarter of 2016, we delivered strong financial results, driven by sequential and year-over-year revenue growth, improved gross margin and sound expense management,” said Jason Cohenour, President and CEO. “In 2016, we continued to strengthen our position as a leader in device-to-cloud solutions for the IoT with the introduction of new products and services, new customer wins, targeted investments in sales & marketing and two strategic acquisitions.”

Q4 2016
Revenue for the fourth quarter of 2016 was $163.0 million, an increase of 12.5% compared to $144.8 million in the fourth quarter of 2015. Revenue from OEM Solutions was $135.2 million in the fourth quarter of 2016, up 11.2% compared to $121.5 million in the fourth quarter of 2015. Revenue from Enterprise Solutions was $21.0 million in the fourth quarter of 2016, up 27.1% compared to $16.5 million in the fourth quarter of 2015. Revenue from Cloud and Connectivity Services was $6.8 million in the fourth quarter of 2016, comparable to the fourth quarter of 2015.

Gross margin in the fourth quarter of 2016 was 42.2%, compared to 31.1% in the same period of 2015. Gross margin was favorably impacted by a $14.4 million reduction in our cost of goods sold as a result of a change in estimate of our Intellectual Property ("IP") royalty obligations, of which $13.0 million relates to a one-time adjustment in our accrued royalty obligations effective October 1, 2016, and $1.4 million relates to a lower royalty accrual amount for products sold during the three months ended December 31, 2016. In addition, gross margin benefited from continued product cost reductions in our OEM and Enterprise Solutions segments.

GAAP RESULTS

•	Gross margin was $68.8 million, or 42.2% of revenue, in the fourth quarter of 2016, compared to $45.1 million, or 31.1% of revenue, in the fourth quarter of 2015.

•
Operating expenses were $49.6 million and earnings from operations were $19.2 million in the fourth quarter of 2016, compared to operating expenses of $45.7 million and loss from operations of $0.7 million in the fourth quarter of 2015.

•	Net earnings were $15.7 million, or $0.49 per share, in the fourth quarter of 2016, compared to a net loss of $0.4 million, or $0.01 per share, in the fourth quarter of 2015.

NON-GAAP RESULTS

•
Gross margin was 34.3% in the fourth quarter of 2016, compared to 31.2% in the fourth quarter of 2015. Fourth quarter 2016 gross margin excludes $13.0 million of the previously mentioned $14.4 million reduction in cost of goods sold related to the change in estimate of the IP royalty obligation.

•
Operating expenses were $44.1 million and earnings from operations were $11.7 million in the fourth quarter of 2016, compared to operating expenses of $41.9 million and earnings from operations of $3.3 million in the fourth quarter of 2015.

•	Net earnings were $8.8 million, or $0.27 per share, in the fourth quarter of 2016, compared to net earnings of $2.5 million, or $0.08 per share, in the fourth quarter of 2015.

•	Adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA") were $15.5 million in the fourth quarter of 2016, compared to $6.3 million in the fourth quarter of 2015.

Cash and cash equivalents at the end of the fourth quarter of 2016 were $102.8 million, representing a decrease of $9.2 million compared to the end of the third quarter of 2016. The decrease in cash was primarily due to capital expenditures, the acquisition of Blue Creation, and the repurchase of common shares for cancellation.

FULL YEAR 2016
Revenue for 2016 was $615.6 million, an increase of 1.3% compared to $607.8 million in 2015. Revenue from OEM Solutions was $516.5 million in 2016, down 1.3% compared to $523.4 million in 2015. Revenue from Enterprise Solutions was $71.5 million in 2016, up 13.3% compared to $63.0 million in 2015. Revenue from Cloud and Connectivity Services was $27.6 million in 2016, up 29.2% compared to $21.4 million in 2015.

Gross margin was 35.4% in 2016 compared to 31.9% in 2015. The increase was primarily a result of the change in estimate mentioned above. Other favorable gross margin drivers included continued product cost reductions in our OEM and Enterprise Solutions segments and the impact of two legal settlements during the first half of 2016.

GAAP RESULTS

•	Gross margin was $217.7 million, or 35.4% of revenue, in 2016, compared to $193.8 million, or 31.9% of revenue, in 2015.

•	Operating expenses were $196.4 million and earnings from operations were $21.3 million in 2016, compared to operating expenses of $183.7 million and earnings from operations of $10.1 million in 2015.

•	Net earnings were $15.4 million, or $0.48 per share, in 2016, compared to a net loss of $2.7 million, or $0.08 per share, in 2015.

NON-GAAP RESULTS

•
Gross margin was 33.3% in 2016, compared to 32.0% in 2015. Gross margin in 2016 excludes $13.0 million of the previously mentioned $14.4 million reduction in cost of goods sold related to the change in estimate of the IP royalty obligation.

•	Operating expenses were $175.0 million and earnings from operations were $30.1 million in 2016, compared to operating expenses of $162.1 million and earnings from operations of $32.4 million in 2015.

•	Net earnings were $22.0 million, or $0.68 per share, in 2016, compared to net earnings of $25.8 million, or $0.80 per share, in 2015.

•	Adjusted EBITDA was $43.9 million in 2016, compared to $42.9 million in 2015.

Financial Guidance
For the first quarter of 2017, we expect revenue to be in the range of $152 million to $161 million and non-GAAP earnings per share to be in the range of $0.13 to $0.20.

This Non-GAAP guidance reflects current business indicators and expectations. Inherent in this guidance are risk factors that are described in greater detail in our regulatory filings. Our actual results could differ materially from those presented above. All figures are approximations based on management's current beliefs and assumptions.

Non-GAAP Financial Measures
We disclose non-GAAP financial measures as we believe they provide useful information on actual operating performance and assist in comparisons from one period to another. Readers are cautioned that non-GAAP financial measures do not have any standardized meaning prescribed by U.S. GAAP and therefore may not be comparable to similar measures presented by other companies.

Non-GAAP gross margin excludes the impact of stock-based compensation expense and related social taxes and certain other nonrecurring costs or recoveries.

Non-GAAP earnings (loss) from operations excludes the impact of stock-based compensation expense and related social taxes, amortization related to acquisitions, acquisition-related and integration expense, restructuring expense, impairment and certain other nonrecurring costs or recoveries.

In addition to the above, Non-GAAP net earnings (loss) and non-GAAP earnings (loss) per share exclude the impact of foreign exchange gains or losses on translation of certain balance sheet accounts and certain tax adjustments.

We use the above-noted non-GAAP financial measures for planning purposes and to allow us to assess the performance of our business before including the impacts of the items noted above as they affect the comparability of our financial results. These non-GAAP measures are reviewed regularly by management and the Board of Directors as part of the ongoing internal assessment of our operating performance. We also use non-GAAP earnings from operations as one component in determining short-term incentive compensation for management employees.

Adjusted EBITDA is defined as net earnings (loss) plus stock-based compensation expense and related social taxes, acquisition-related and integration expense, restructuring expense, impairment, certain other nonrecurring costs or recoveries, amortization, foreign exchange gains or losses on translation of certain balance sheet accounts, interest and income tax expense. Adjusted EBITDA is a metric used by investors and analysts for valuation purposes and we believe that it is an important indicator of our operating performance and our ability to generate liquidity through operating cash flow that will fund future working capital needs and capital expenditures.

Conference call and webcast details
Sierra Wireless President and CEO, Jason Cohenour, and CFO, David McLennan, will host a conference call and webcast with analysts and investors to review the results on Thursday, February 9, 2017, at 5:30 PM Eastern Time (2:30 PM PT). A live slide presentation will be available for viewing during the call from the link provided below.
To participate in this conference call, please dial the following number approximately ten minutes prior to the start of the call:

•	Toll-free (Canada and US): 1-877-201-0168

•	Alternate number: 1-647-788-4901

•	Conference ID: 22679620

To access the webcast, please follow the link below:
Sierra Wireless Q4 2016 and YE 2016 Conference Call and Webcast
If the above link does not work, please copy and paste the following URL into your browser:
http://event.on24.com/r.htm?e=1317410&s=1&k=EE57CE541F7AE0109D824984009A6436
The webcast will remain available at the above link for one year following the call.

Investor and Media Contact:
David Climie
Vice President, Investor Relations
+1 (604) 231-1137
dclimie@sierrawireless.com

Investor Contact:
David G. McLennan
Chief Financial Officer
+1 (604) 231-1181
investor@sierrawireless.com

Cautionary Note Regarding Forward-Looking Statements
Certain statements and information in this press release are not based on historical facts and constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws (“forward-looking statements”) including statements and information relating to our financial guidance for the first quarter of 2017 and our fiscal year 2017, our business outlook for the short and longer term, statements regarding our strategy, plans and future operating performance. Forward-looking statements are provided to help you understand our views of our short and long term plans, expectations and prospects. We caution you that forward-looking statements may not be appropriate for other purposes. We do not intend to update or revise our forward-looking statements unless we are required to do so by securities laws.
Forward-looking statements:

•	Typically include words and phrases about the future such as “outlook”, “will”, “may", “estimates”, “intends”, “believes”, “plans”, “anticipates” and “expects”.

•	Are not promises or guarantees of future performance. They represent our current views and may change significantly.

•	Are based on a number of material assumptions, including those listed below, which could prove to be significantly incorrect:

•	our ability to develop, manufacture and sell new products and services that meet the needs of our customers and gain commercial acceptance;

•	our ability to continue to sell our products and services in the expected quantities at the expected prices and expected times;

•	expected cost of goods sold;

•	expected component supply constraints;

•	our ability to "win" new business;

•	our ability to integrate acquired businesses and realize expected benefits;

•	expected deployment of next generation networks by wireless network operators;

•	our operations not being adversely disrupted by component shortages or other development, operating or regulatory risks; and

•	expected tax rates and foreign exchange rates.

•
Are subject to substantial known and unknown material risks and uncertainties. Many factors could cause our actual results, achievements and developments in our business to differ significantly from those expressed or implied by our forward-looking statements, including without limitation, the following factors. These risk factors and others are discussed in our Annual Information Form and Management's Discussion and Analysis of Financial Condition and Results of Operations, which may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov and in our other regulatory filings with the Securities and Exchange Commission in the United States and the Provincial Securities Commissions in Canada:

•	competition from new or established service providers or from those with greater resources;

•	disruption of, and demands on, our ongoing business and diversion of management's time and attention in connection with acquisitions or divestitures;

•	the loss of any of our significant customers;

•	cyber-attacks or other breaches of our information technology security;

•	difficult or uncertain global economic conditions;

•	our financial results being subject to fluctuation;

•	our ability to attract or retain key personnel;

•	risks related to infringement on intellectual property rights of others;

•	our ability to obtain necessary rights to use software or components supplied by third parties;

•	our ability to enforce our intellectual property rights;

•	our ability to respond to changing technology, industry standards and customer requirements;

•	our reliance on single source suppliers for certain components used in our products;

•	failures of our products or services due to design flaws and errors, component quality issues, manufacturing defects or other quality issues;

•	our dependence on a limited number of third party manufacturers;

•	unanticipated costs associated with litigation or settlements;

•	our dependence on wireless network carriers to promote and offer acceptable wireless data services;

•	risks related to contractual disputes with counterparties;

•	risks related to governmental regulation;

•	risks related to the transmission, use and disclosure of user data and personal information; and

•	risks inherent in foreign jurisdictions.

About Sierra Wireless
Sierra Wireless (NASDAQ: SWIR) (TSX: SW) is building the Internet of Things with intelligent wireless solutions that empower organizations to innovate in the connected world. We offer the industry’s most comprehensive portfolio of 2G, 3G and 4G embedded modules and gateways, seamlessly integrated with our secure cloud and connectivity services. OEMs and enterprises worldwide trust our innovative solutions to get their connected products and services to market faster. Sierra Wireless has more than 1,100 employees globally and operates R&D centers in North America, Europe and Asia. For more information, visit www.sierrawireless.com.

"AirPrime," "AirLink," and "AirVantage" are trademarks of Sierra Wireless. Other product or service names mentioned herein may be the trademarks of their respective owners.

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE EARNINGS (LOSS)
(In thousands of U.S. dollars, except where otherwise stated)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Revenue	$163,021	$144,846	$615,607	$607,798
Cost of goods sold	94,225	99,783	397,864	413,943
Gross margin	68,796	45,063	217,743	193,855

Expenses
Sales and marketing	17,048	14,315	64,242	54,144
Research and development	18,047	18,539	73,077	74,020
Administration	9,708	9,393	40,956	40,321
Restructuring	—	201	—	951
Acquisition-related and integration	376	(616)	843	1,945
Amortization	4,372	3,905	17,277	12,360
	49,551	45,737	196,395	183,741
Earnings (loss) from operations	19,245	(674)	21,348	10,114
Foreign exchange loss	(3,547)	(1,398)	(1,736)	(11,843)
Other income (expense)	2	(16)	83	115
Earnings (loss) before income taxes	15,700	(2,088)	19,695	(1,614)
Income tax expense (recovery)	(18)	(1,705)	4,310	1,060
Net earnings (loss)	$15,718	$(383)	$15,385	$(2,674)
Other comprehensive loss:
Foreign currency translation adjustments, net of taxes of $nil	(6,356)	(1,823)	(6,448)	(2,013)
Comprehensive earnings (loss)	$9,362	$(2,206)	$8,937	$(4,687)

Net earnings (loss) per share (in dollars)
Basic	$0.49	$(0.01)	$0.48	$(0.08)
Diluted	0.49	(0.01)	0.48	(0.08)
Weighted average number of shares outstanding (in thousands)
Basic	31,962	32,282	32,032	32,166
Diluted	32,367	32,282	32,335	32,166

SIERRA WIRELESS, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands of U.S. dollars, except where otherwise stated)

	December 31, 2016	December 31, 2015
Assets
Current assets
Cash and cash equivalents	$102,772	$93,936
Accounts receivable, net of allowance for doubtful accounts of $2,486 (December 31, 2015 - $2,088)	143,798	116,246
Inventories	40,913	32,829
Prepaids and other	6,530	14,179
	294,013	257,190
Property and equipment	34,180	28,947
Intangible assets	74,863	84,250
Goodwill	154,114	156,488
Deferred income taxes	16,039	14,865
Other assets	5,250	4,592
	$578,459	$546,332

Liabilities
Current liabilities
Accounts payable and accrued liabilities	$167,500	$128,537
Deferred revenue and credits	5,263	3,479
	172,763	132,016
Long-term obligations	32,654	44,353
Deferred income taxes	11,458	11,667
	216,875	188,036
Equity
Shareholders’ equity
Common stock: no par value; unlimited shares authorized; issued and outstanding: 31,859,960 shares (December 31, 2015 - 32,337,201 shares)	342,450	346,453
Preferred stock: no par value; unlimited shares authorized; issued and outstanding: nil shares	—	—
Treasury stock: at cost: 355,471 shares (December 31, 2015 – 240,613 shares)	(5,134)	(4,017)
Additional paid-in capital	24,976	23,998
Retained earnings (deficit)	13,718	(160)
Accumulated other comprehensive loss	(14,426)	(7,978)
	361,584	358,296
	$578,459	$546,332

SIERRA WIRELESS, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of U.S. dollars)

	Three months ended December 31,		Twelve months ended December 31,
	2016	2015	2016	2015
Cash flows provided by (used in):
Operating activities
Net earnings (loss)	$15,718	$(383)	$15,385	$(2,674)
Items not requiring (providing) cash
Amortization	7,043	5,764	25,894	20,216
Stock-based compensation	1,845	1,669	7,629	8,942
Deferred income taxes	(2,707)	(2,841)	(2,707)	(2,841)
Fair value adjustment of contingent consideration	(96)	(761)	(303)	(761)
Reduction in accrued royalty obligation	(13,045)	—	(13,045)	—
Other	(3)	7	—	6,207
Changes in non-cash working capital
Accounts receivable	(22,285)	4,001	(26,475)	(8,437)
Inventories	(16,749)	4,268	(5,785)	(16,262)
Prepaids and other	3,515	(81)	6,970	(5,748)
Accounts payable and accrued liabilities	25,139	2,662	38,601	18,612
Deferred revenue and credits	245	(1,207)	1,203	(451)
Cash flows provided by (used in) operating activities	(1,380)	13,098	47,367	16,803
Investing activities
Additions to property and equipment	(4,147)	(4,789)	(16,957)	(14,003)
Proceeds from sale of property and equipment	—	—	3	5
Additions to intangible assets	(163)	(247)	(900)	(1,076)
Acquisitions, net of cash acquired:
Blue Creation	(2,882)	—	(2,882)	—
GenX Mobile Incorporated	—	—	(5,900)	—
MobiquiThings SAS	—	(94)	—	(14,975)
Accel Networks LLC	—	(221)	—	(9,471)
Wireless Maingate AB	—	—	—	(88,449)
Cash flows used in investing activities	(7,192)	(5,351)	(26,636)	(127,969)
Financing activities
Issuance of common shares	479	580	2,048	3,837
Repurchase of common shares for cancellation	(3,997)	—	(10,203)	—
Purchase of treasury shares for RSU distribution	—	(3,997)	(4,214)	(6,584)
Taxes paid related to net settlement of equity awards	(119)	(87)	(909)	(2,344)
Payment for contingent consideration	—	—	(16)	—
Decrease in other long-term obligations	(105)	(54)	(395)	(226)
Cash flows used in financing activities	(3,742)	(3,558)	(13,689)	(5,317)
Effect of foreign exchange rate changes on cash and cash equivalents	3,032	1,378	1,794	3,357
Cash and cash equivalents, increase (decrease) in the period	(9,282)	5,567	8,836	(113,126)
Cash and cash equivalents, beginning of period	112,054	88,369	93,936	207,062
Cash and cash equivalents, end of period	$102,772	$93,936	$102,772	$93,936

SIERRA WIRELESS, INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS BY QUARTER

	2016				2015
(in thousands of U.S. dollars, except where otherwise stated)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1

Gross margin - GAAP	$68,796	$49,368	$52,764	$46,815	$45,063	$49,009	$50,947	$48,836
Stock-based compensation and related social taxes	99	108	107	106	106	146	147	248
Other nonrecurring costs (recoveries)	(13,045)	—	—	—	—	—	—	—
Gross margin - Non-GAAP	$55,850	$49,476	$52,871	$46,921	$45,169	$49,155	$51,094	$49,084

Earnings (loss) from operations - GAAP	$19,245	$(53)	$3,411	$(1,255)	$(674)	$4,202	$4,112	$2,474
Stock-based compensation and related social taxes	1,845	1,856	1,902	1,993	1,670	2,557	2,858	2,600
Acquisition-related and integration	376	34	59	374	(616)	443	1,015	1,103
Restructuring	—	—	—	—	201	39	711	—
Other nonrecurring costs (recoveries)	(13,045)	1,283	—	—	—	—	—	—
Acquisition-related amortization	3,308	3,206	3,058	2,530	2,734	2,234	2,029	2,669
Earnings (loss) from operations - Non-GAAP	$11,729	$6,326	$8,430	$3,642	$3,315	$9,475	$10,725	$8,846

Net earnings (loss) - GAAP	$15,718	$(1,769)	$718	$718	$(383)	$3,286	$4,076	$(9,653)
Stock-based compensation and related social taxes, restructuring, acquisition-related, integration and other nonrecurring costs (recoveries)	(10,824)	3,173	1,961	2,367	1,255	3,039	4,584	3,703
Amortization	7,043	6,577	6,706	5,568	5,764	4,869	4,452	5,131
Interest and other, net	(2)	(23)	(32)	(26)	16	(13)	(13)	(105)
Foreign exchange loss (gain)	3,547	(590)	1,071	(2,292)	1,398	102	(1,550)	11,893
Income tax expense (recovery)	(18)	2,329	1,654	345	(1,705)	827	1,599	339
Adjusted EBITDA	$15,464	$9,697	$12,078	$6,680	$6,345	$12,110	$13,148	$11,308
Amortization (exclude acquisition-related amortization)	(3,735)	(3,371)	(3,648)	(3,038)	(3,030)	(2,635)	(2,423)	(2,462)
Interest and other, net	2	23	32	26	(16)	13	13	105
Income tax expense - Non-GAAP	(2,900)	(2,208)	(2,086)	(1,047)	(763)	(2,069)	(2,101)	(1,769)
Net earnings - Non-GAAP	$8,831	$4,141	$6,376	$2,621	$2,536	$7,419	$8,637	$7,182

Diluted earnings (loss) per share
GAAP - (in dollars)	$0.49	$(0.06)	$0.02	$0.02	$(0.01)	$0.10	$0.12	$(0.30)
Non-GAAP - (in dollars)	$0.27	$0.13	$0.20	$0.08	$0.08	$0.23	$0.26	$0.22

SIERRA WIRELESS, INC.
SEGMENTED RESULTS

(In thousands of U.S. dollars, except where otherwise stated)	2016					2015
	Total	Q4	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1

OEM Solutions
Revenue	$516,517	$135,211	$127,765	$132,667	$120,874	$523,366	$121,540	$130,653	$138,133	$133,040
Gross margin (2) (3)
- GAAP	$166,596	$54,110	$37,191	$41,005	$34,290	$151,807	$33,416	$37,440	$40,990	$39,961
- Non-GAAP	$154,988	$42,232	$37,280	$41,096	$34,380	$152,368	$33,506	$37,563	$41,119	$40,180
Gross margin % (2) (3)
- GAAP	32.3%	40.0%	29.1%	30.9%	28.4%	29.0%	27.5%	28.7%	29.7%	30.0%
- Non-GAAP	30.0%	31.2%	29.2%	31.0%	28.4%	29.1%	27.6%	28.8%	29.8%	30.2%

Enterprise Solutions
Revenue	$71,486	$20,976	$18,938	$16,577	$14,995	$63,072	$16,506	$17,734	$15,074	$13,758
Gross margin (1) (2) (3)
- GAAP	$39,949	$12,002	$9,273	$8,922	$9,752	$33,127	$8,837	$8,911	$7,917	$7,462
- Non-GAAP	$38,913	$10,930	$9,286	$8,934	$9,763	$33,192	$8,848	$8,928	$7,930	$7,486
Gross margin % (1) (2) (3)
- GAAP	55.9%	57.2%	49.0%	53.8%	65.0%	52.5%	53.5%	50.2%	52.5%	54.2%
- Non-GAAP	54.4%	52.1%	49.0%	53.9%	65.1%	52.6%	53.6%	50.3%	52.6%	54.4%

Cloud and Connectivity Services
Revenue	$27,604	$6,834	$6,857	$6,985	$6,928	$21,360	$6,800	$6,194	$4,758	$3,608
Gross margin
- GAAP	$11,198	$2,684	$2,904	$2,837	$2,773	$8,921	$2,810	$2,658	$2,040	$1,413
- Non-GAAP	$11,217	$2,688	$2,910	$2,841	$2,778	$8,942	$2,815	$2,664	$2,045	$1,418
Gross margin %
- GAAP	40.6%	39.3%	42.4%	40.6%	40.0%	41.8%	41.3%	42.9%	42.9%	39.2%
- Non-GAAP	40.6%	39.3%	42.4%	40.7%	40.1%	41.9%	41.4%	43.0%	43.0%	39.3%

Total
Revenue	$615,607	$163,021	$153,560	$156,229	$142,797	$607,798	$144,846	$154,581	$157,965	$150,406
Gross margin
- GAAP	$217,743	$68,796	$49,368	$52,764	$46,815	$193,855	$45,063	$49,009	$50,947	$48,836
- Non-GAAP	$205,118	$55,850	$49,476	$52,871	$46,921	$194,502	$45,169	$49,155	$51,094	$49,084
Gross margin %
- GAAP	35.4%	42.2%	32.1%	33.8%	32.8%	31.9%	31.1%	31.7%	32.3%	32.5%
- Non-GAAP	33.3%	34.3%	32.2%	33.8%	32.9%	32.0%	31.2%	31.8%	32.4%	32.6%

(1) Q1 2016 Enterprise Solutions results include a $1.9 million recovery from a legal settlement with a supplier related to a quality issue with a component used in some of our gateway products. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.4% and 52.5%, respectively.
(2) Q2 2016 OEM Solutions results include a $1.7 million recovery from certain legal costs pursuant to a favorable arbitration decision on a contract dispute with an intellectual property licensor. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 29.6% and 29.7%, respectively. Q2 2016 Enterprise Solutions results also include a $0.2 million recovery from this arbitration decision. Excluding this recovery, GAAP and Non-GAAP gross margin percentage would have been 52.7% and 52.8%, respectively.

(3) Q4 2016 OEM Solutions and Enterprise Solutions GAAP gross margins include a favorable impact of $12.9 million and $1.5 million, respectively, of a change in estimate on accrued royalty obligations. This is comprised of two components, an amount of $11.7 million and $1.3 million, respectively, related to a one-time reduction effective October 1, 2016 (excluded from non-GAAP gross margin), and a $1.2 million and $0.2 million, respectively, favorable impact related to royalties accrued on the products sold in Q4, 2016 (included in non-GAAP gross margin).